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                                                   Filed by Cardiac Science Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                  and deemed filed pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934
                                         Subject Company: Spacelabs Medical Inc.
                                                     Commission File No. 0-20083


  CARDIAC SCIENCE ANNOUNCES WITHDRAWAL OF PROPOSAL TO ACQUIRE SPACELABS MEDICAL

IRVINE, Calif. - January 11, 2001 - Cardiac Science, Inc. (Nasdaq: DFIB) today announced that due to a lack of response from the board of directors of Spacelabs Medical, Inc. (Nasdaq: SLMD), Cardiac Science has withdrawn its proposal to acquire all of the outstanding common stock of Spacelabs for $15 per share. Cardiac Science also announced it is withdrawing its slate of alternative directors for the upcoming Spacelabs annual meeting.

"We are disappointed by Spacelabs' lack of interest in our proposal. We cannot afford to spend additional valuable resources convincing the Spacelabs' management and directors that they should investigate this opportunity. At this time we have other opportunities that we must pursue," said Raymond W. Cohen, president and CEO of Cardiac Science. However, we continue to believe Spacelabs is operating in a low growth environment and needs a catalyst for change. We have received the support of numerous Spacelabs' shareholders and would continue to welcome constructive dialogue from Spacelabs."

Mr. Cohen continued, "We feel that a compelling business combination would have significantly benefited all shareholders. The resulting combined company could have offered a recurring revenue model, competitive marketing advantages and the potential to save thousands of lives by combining our proprietary automatic defibrillation technology with Spacelabs' bedside, portable and ambulatory patient monitoring products."

As of this date, Cardiac Science holds 384,925 shares of the common stock of Spacelabs. Cardiac Science will continue to evaluate its holdings in Spacelabs and, depending upon market conditions, further communications with Spacelabs and other factors which the company deems relevant, it may sell some or all of those shares. Cardiac Science does not intend to make any further filings or announcements regarding any such sales.

ABOUT CARDIAC SCIENCE
Cardiac Science develops and markets life-saving external cardiac defibrillator devices and proprietary software that monitors and automatically treats patients who suffer life-threatening heart rhythms. The company's core proprietary tachyarrhythmia detection, defibrillation and electrode technology platform has multiple applications, including use in external and wearable defibrillators and with standard patient monitors widely used in hospitals throughout the world. The growth of the company's installed base provides a recurring revenue stream from the sale of proprietary disposable defibrillator electrodes.


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The company also announced on Wednesday January 10, that it has tendered an offer to acquire all of the outstanding shares of Artema Medical AB of Stockholm, Sweden, a manufacturer of patient monitors and external cardiac defibrillator devices. Artema's stock is publicly traded on the OM Stockholm Exchange O-List (Symbol: ARTM). The Board of Directors of Artema will recommend the Cardiac Science offer to their shareholders.

The company has an exclusive agreement with Medtronic Physio-Control, a division of Medtronic Inc., (NYSE: MDT - news), the worldwide market leader in defibrillator products, to distribute the Company's first commercial product, the Powerheart(R), which began shipping in early 2000, in the United States, Canada, and nine European countries. The company also sells its products via prominent independent distributors encompassing Asia, the Middle East, Europe and South America. For more information on Cardiac Science, visit its Internet site at www.cardiacscience.com.

This news release contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934. Such forward looking statements include, but are not limited to: a potential transaction between Cardiac Science Inc. and Spacelabs Medical Inc. that may or may not occur; the life-saving potential of Cardiac Science's technology; the company's ability to integrate its technology into Spacelabs monitors, develop new products; and improve patient-care. Cardiac Science cautions that these statements are subject to substantial risks and uncertainties and are qualified by important factors that could cause actual results to differ materially from those reflected by the forward-looking statements and should not be relied upon by investors when making an investment decision. Information on these and other factors is detailed in the company's Form 10-K for the year ending December 31, 1999 and other documents filed with the Securities and Exchange Commission.

The following information relates to the withdrawn offer and slate of alternative directors and is included pursuant to Securities and Exchange Commission rules.

More detailed information pertaining to Cardiac Science's proposal would be set forth in appropriate filings to be made with the SEC. We urge shareholders to read any relevant documents that may be filed with the SEC because they will contain important information. Shareholders will be able to obtain a free copy of any filings containing information about Cardiac Science and Spacelabs, without charge, at the SEC's Internet site (http://www.sec.gov). In addition, you may obtain documents filed with the SEC by Cardiac Science free of charge by requesting them in writing from Cardiac Science, Inc., 16931 Millikan Avenue, Irvine, California 92606, Attention: Corporate Secretary, or by telephone at
(949) 587-0357.

Cardiac Science and its directors and executive officers may be deemed to be "participants" in the solicitation of proxies from the shareholders of Spacelabs under the federal securities laws. Information about the directors and executive officers of Cardiac Science is set forth in the proxy statement for Cardiac Science's 2000 annual meeting. In addition, Cardiac Science has previously nominated the following individuals for election as directors of Spacelabs, each of whom may also be deemed to be participants in the solicitation: I.T. "Tex" Corley, V. Marc Droppert, John


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M. Freud, Dorn Parkinson, Terry W. Payne, and David M. Slott. Finally, the
following persons may also be deemed to be participants in the solicitation:
Batchelder & Partners, Inc., financial advisor to Cardiac Science, David H. Batchelder, Chairman and Chief Executive Officer, Batchelder & Partners, Inc., Kathleen D. Scott, Partner of Batchelder & Partners, Inc., and Ralph V. Whitworth, Partner of Batchelder & Partners, Inc.

Cardiac Science has previously expressed an interest in pursuing a negotiated transaction to acquire all of the outstanding common stock of Spacelabs at a price of $15 per share. Cardiac Science has agreed to pay each of its nominees a monthly fee of either $2,000 or $5,000, commencing on the date that each agreed in writing to become a nominee through the earlier of (i) the election of the nominees to the Spacelabs Board or (ii) the abandonment of efforts or the withdrawal by Cardiac Science in pursuing the election of the nominees to the Spacelabs Board. Batchelder & Partners, Inc. will not receive any fee for, or in connection with, its solicitation, apart from customary compensation for acting as a financial advisor to Cardiac Science. The only other interest of the participants in the solicitation is by stock ownership: Cardiac Science, Inc. owns 384,925 shares of Spacelabs common stock and V. Marc Droppert owns 5,000 shares of Spacelabs common stock.


        Contact:
        Cardiac Science Inc.                  Batchelder & Partners Inc.
        Raymond W. Cohen                      Kathy Scott
        President & Chief Executive Officer   Partner
        (949) 587-0357                        (858) 704-3300